Exhibit 99.1

Certificate No.: Name and Address of Registered Holder:	No. of ADS Rights:

OFFERING OF NEW AMERICAN DEPOSITARY SHARES OF ENERSIS S.A. AT A PRICE OF US$18.65 PER AMERICAN DEPOSITARY SHARE

ADS SUBSCRIPTION FORM

In connection with the offering by Enersis S.A. (“Enersis”) to holders of shares of its common stock (the “shares”) of rights to subscribe for new shares (the “share rights”), Enersis is offering to holders of its American Depositary Shares (the “ADSs”) registered as such at 5:00 p.m. (New York City time) on February 25, 2013 (the “ADS record date”) rights to subscribe for new ADSs (the “ADS rights”). The ADS rights may be exercised at any time during the period beginning February 26, 2013 and ending at 2:15 p.m. (New York City time) on March 21, 2013 (the “ADS rights exercise period”).

For each ADS held as of the ADS record date, a holder of ADSs will receive 0.504 ADS rights. Holders will receive only a whole number of ADS rights. Fractional entitlements to ADS rights will be aggregated and sold by Citibank, N.A. (“Citibank”), as ADS rights agent, and net cash proceeds (after deduction of fees, taxes and expenses) will be distributed to the applicable holders of ADSs as of the ADS record date. One ADS right entitles the holder of ADSs to purchase one new ADS at a subscription price of Ch $8,650 per ADS (the “ADS subscription price”) payable in U.S. dollars. To subscribe for new ADSs, the holder of ADSs must indicate on the ADS subscription form (the “ADS subscription form”) the number of new ADSs for which such holder desires to exercise ADS rights. The CUSIP No. for Enersis’s ADSs is 29274F104, which are quoted on The New York Stock Exchange under the symbol “ENI”. The CUSIP No. for the ADS rights is 29274F112 which will be quoted on The New York Stock Exchange under the symbol “ENI RT”.

To exercise ADS rights and to subscribe for any new ADSs, holders of ADSs rights must pay the ADS deposit amount of US$18.65 per subscribed new ADS (the “estimated ADS subscription payment”), which is the ADS subscription price of Ch$8,650 converted into U.S. dollars at the Observed Exchange Rate of Ch$473.18 per U.S. dollar for February 22, 2013 (the “estimated U.S. dollar subscription price”), plus an additional 2%, representing an allowance for potential fluctuations in the exchange rate between the Chilean peso and the U.S. dollar, ADS issuance fees of the depositary of US$0.10 per new ADS issued (equivalent to US$0.05 per ADS held), and certain taxes. The ADS rights agent will make the conversion from U.S. dollars into Chilean pesos to pay the subscription price for new ADSs for which your ADS rights entitle you to subscribe in the ADS rights exercise period at any commercially practicable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting ADS issuance fees, currency conversion expenses and financial transaction taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest. The exercise of ADS rights is irrevocable and may not be cancelled or modified.

Each subscriber should read the Prospectus, dated February 25, 2013, together with the Prospectus Supplement, dated February 25, 2013 (collectively, the “Prospectus”) provided with this ADS subscription form for a complete description of the offering of new ADSs. Terms not defined herein shall have the meaning given to them in the Prospectus. The undersigned holder of existing ADSs issued under the Second Amended and Restated Deposit Agreement, dated as of September 30, 2010, by and among Enersis, Citibank, in its capacity as depositary, and all holders and beneficial owners of ADSs issued thereunder, hereby provides to Citibank the following instructions in connection with the offering of new ADSs.

If you do not indicate below the number of new ADSs subscribed for or if you indicate a number of new ADSs which does not correspond to the total U.S. dollar amount delivered to Citibank, you will be deemed to have subscribed for the maximum number of new ADSs that may be purchased with the amount delivered to Citibank.

The offering of shares rights (including ADS rights) is subject to the Condition Precedent that stockholders and third party purchasers make subscriptions and purchases of at least 3,169,224,294 shares, representing an amount sufficient to permit Endesa S.A. to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Enersis. If this condition is not satisfied, Enersis will terminate the offering of share rights (including ADS rights), in which event share rights and ADS rights will become null and void and any estimated ADS subscription payment already tendered will be returned to you in U.S. dollars without interest.

SUBSCRIPTION FORM
VOLUNTARY CORPORATE ACTION COY: ENIC

TO SUBSCRIBE FOR NEW ADSs IN THE OFFERING, YOU MUST COMPLETE THIS ADS SUBSCRIPTION FORM AND DELIVER THE COMPLETED AND SIGNED ADS SUBSCRIPTION FORM TOGETHER WITH THE TOTAL PAYMENT DUE (AS DEFINED BELOW) TO CITIBANK BY THE EXPIRATION OF THE ADS RIGHTS EXERCISE PERIOD AT 2:15 P.M. (NEW YORK CITY TIME) ON MARCH 21, 2013 (THE “ADS RIGHTS EXPIRATION DATE”) AT ONE OF THE FOLLOWING ADDRESSES:

By Mail: CITIBANK, N.A. Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	By Hand or Overnight Courier: CITIBANK, N.A. Corporate Actions Voluntary Offer 250 Royall Street Attn: Suite V Canton, MA 02021

The total payment due is payable in U.S. Dollars by means of check payable to “Citibank N.A.— Enersis ADS Rights Offering”

THIS ADS RIGHTS CERTIFICATE IS TRANSFERABLE AT THE OFFICE OF THE ADS RIGHTS AGENT PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 13, 2013.

Delivery of this ADS subscription form and the total payment due to an address other than as set forth above will not constitute a valid delivery. Please read the Instructions Booklet for ADS Subscription Form Representing Rights to Purchase ADSs of Enersis S.A., which accompanies this ADS subscription form, before completing and returning this ADS subscription form and the total payment due to the ADS rights agent by the ADS rights expiration date.

If you have any questions or require any additional information regarding the ADS subscription form, contact Innisfree M&A Incorporated, the Information Agent as set forth in “Where You Can Find More Information” in the Prospectus.

The ADS rights agent has discretion to refuse to accept any improperly completed, delivered or unexecuted ADS subscription form.

VOID AFTER 2:15 P.M. (NEW YORK CITY TIME) ON MARCH 21, 2013.

PLEASE FILL IN ALL APPLICABLE INFORMATION ON THE REVERSE SIDE OF THIS CARD AND DELIVER TO CITIBANK, N.A. BEFORE 2:15 P.M. (NEW YORK CITY TIME) ON MARCH 21, 2013.

IF YOU DO NOT EXERCISE YOUR ADS RIGHTS PRIOR TO THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD, YOUR ADS RIGHTS WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

ENERSIS S.A.

BY: CITIBANK, N.A., as ADS RIGHTS AGENT

/s/ Citibank, N.A.

SUBSCRIPTION FORM
VOLUNTARY CORPORATE ACTION COY: ENIC
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(A) No. of ADS rights to sell through the ADS rights agent	(B) No. of ADS rights exercised and new ADSs subscribed

Amount payable per new ADS subscribed/applied for X US$18.65
Total amount payable US$

SECTION 1. TO SUBSCRIBE: I hereby irrevocably subscribe for the total number of new ADSs indicated in column (B) above upon the terms and conditions specified in the enclosed Prospectus, receipt of which is acknowledged.

TO SELL: If I have requested the ADS rights agent to attempt to sell any ADS rights in column (A) above, I irrevocably authorize the sale of such ADS rights by the ADS rights agent according to the procedures described in the Prospectus.

Name of Subscriber(s)/Seller(s): Address of Subscriber(s)/Seller(s):	Taxpayer ID No. of Subscriber(s)/Seller(s): Signature of Subscriber(s)/Seller(s): Daytime telephone number of Subscriber(s)/Seller(s):

SECTION 2. TO TRANSFER ADS RIGHTS: For value received, of the ADS rights represented by the ADS rights certificate are assigned to: (Print Full Name of Assignee)

SECTION 3. SPECIAL DELIVERY INSTRUCTIONS:

Please mail certificates for the new ADSs I have subscribed or any cash payment to which I am entitled, as applicable, in accordance with the Prospectus to the following address (if other than shown on the face of the ADS rights certificate):

(Print Full Address)	Name:
Address:
(Signature(s) of Assignor(s)) (Taxpayer Identification Number of Assignor(s))

IMPORTANT: The signature(s) must correspond in every detail, without alteration, with the name(s) as printed on your ADS rights certificate. The signature must be guaranteed by an eligible institution, such as a commercial bank, trust company, trust company, securities broker/dealer, credit union, or savings association, participating in a Medallion Program approved by the Securities Transfer Association, Inc.	MEDALLION GUARANTEE FOR USE BY ELIGIBLE INSTITUTIONS ONLY PLACE MEDALLION GUARANTEE IN SPACE BELOW
Authorized Signature:
Name:
(Please Print)
Title:
(Please Print)
Name of Firm:
Address:
(Include Zip Code)

SUBSCRIPTION FORM
VOLUNTARY CORPORATE ACTION COY: ENIC
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If the number of ADS rights being exercised is less than all of the ADS rights represented by this ADS rights certificate (check only one):

☐	DELIVER TO ME A NEW ADS SUBSCRIPTION FORM EVIDENCING THE REMAINING ADS RIGHTS TO WHICH I AM ENTITLED.

☐	DELIVER A NEW ADS SUBSCRIPTION FORM EVIDENCING THE REMAINING ADS RIGHTS IN ACCORDANCE WITH MY SECTION 2 INSTRUCTIONS (which include any required signature guarantee).

☐	SELL THE REMAINING UNEXERCISED ADS RIGHTS.

PAYER’S NAME: CITIBANK N.A.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service	Part 1—Please provide your taxpayer identification number (“TIN”) below and certify by signing and dating below:	Part 2—For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.
Social Security Number or TIN

Payer’s Request for Taxpayer Identification Number (“TIN”)

Part 3—Certification

Under penalties of perjury, I certify that:

1.      The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.       I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.       I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature:	Date:

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM WILL RESULT IN BACKUP WITHHOLDING OF THE APPROPRIATE PERCENTAGE OF ANY AMOUNTS PAID TO YOU WITH RESPECT TO THE NEW ADSs.

SUBSCRIPTION FORM
VOLUNTARY CORPORATE ACTION COY: ENIC
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